U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27999

CUSIP NUMBER
31787A101

(Check One)
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period ended:	August 1, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period ended

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I.
Registrant Information

Full Name of Registrant:	Finisar Corporation

Former Name if Applicable:	N/A

Address of Principal Executive Office:	1308 Moffett Park Drive Sunnyvale, CA 94089

PART II.
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR OR Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
Narrative

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, Form N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The Registrant filed a proxy statement relating to a meeting of its stockholders seeking approval, among other things, for the issuance of shares of common stock to Infineon Technologies AG in connection with the acquisition of Infineon’s fiber optics business. The Registrant is responding to comments on the proxy statement received from the Securities and Exchange Commssion, including comments on the Registrant’s Form 10-K Report for the fiscal year ended April 30, 2004. The response to these comments, some of which also pertain to the preparation of the Registrant’s quarterly reports, has delayed the preparation of the Form 10-Q Report.

PART IV.
Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

          Stephen K. Workman, Senior Vice President, Finance, and Chief Financial Officer (408) 548-1000

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes ☐   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   Yes ☒   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FINISAR CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 10, 2004	By:	/s/ Stephen K. Workman

Stephen K. Workman, Senior Vice President,
Finance, and Chief Financial Officer